UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

SYNACOR, INC.

(Name of Subject Company)

SY MERGER SUB CORPORATION

(Offeror)

SY HOLDING CORPORATION

CLP SY HOLDING, LLC

CENTRE LANE PARTNERS V, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Class of Securities)

Kenneth Lau

Centre Lane Partners, LLC

60 E. 42nd Street, Suite 2220

New York, New York 10165

(646) 843-0710

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David D. Watson

Emma Scharfenberger Off

Thompson Hine LLP

3900 Key Center, 127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5598

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,228,220.48	$10,062.10

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by adding the sum of (i) 39,816,974 shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc. issued and outstanding, multiplied by the offer price of $2.20 per Share; (ii) 1,719,814 Shares issuable pursuant to outstanding restricted share unit awards and performance share unit awards of Synacor, Inc., multiplied by the offer price of $2.20 per Share; and (iii) 1,841,928 Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $2.20 per Share, multiplied by $0.46, representing the difference between the offer price of $2.20 per Share and the $1.74 weighted average exercise price for such stock options. The foregoing Share figures have been provided by Synacor, Inc. and are as of February 26, 2021, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,062.10	Filing Party:	SY Merger Sub Corporation SY Holding Corporation CLP SY Holding, LLC Centre Lane Partners V, L.P.
Form of Registration No.:	Schedule TO	Date Filed:	March 3, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the offer by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), to purchase for cash all outstanding shares of common stock of Synacor, Inc., a Delaware corporation (“Synacor”), par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 3, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 11. Additional Information

The information set forth in Section 15 of the Offer to Purchase, entitled “Certain Legal Matters; Regulatory Approvals; Litigation,” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by inserting the disclosure set forth below as a new subsection at the end of Section 15:

“Books and Records Demand. On March 18, 2021, Steven Wignall, a purported stockholder of Synacor, sent to the Synacor Board a books and records demand pursuant to Section 220 of the DGCL in connection with such purported stockholder’s investigation of, among other things, (i) the independence and disinterestedness of the members of the Synacor Board and the Company Special Committee in connection with the Offer and the Merger, (ii) alleged breaches of fiduciary duty by certain members of the Synacor Board or Synacor management in connection with the Offer and the Merger, and (iii) the value of such purported stockholder’s Shares. Synacor is reviewing the scope and appropriateness of the books and records request and expects to respond to the purported stockholder as required under Section 220 of the DGCL.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

SY MERGER SUB CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

SY HOLDING CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CLP SY HOLDING, LLC

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CENTRE LANE PARTNERS V, L.P.

By: Centre Lane Partners V GP, LLC
Its: General Partner

By:	/s/ Quinn Morgan
Name:	Quinn Morgan
Title:	Authorized Signatory